Filed by The Air Water Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: The Air Water Company

Commission File No.: 132-02860

Set forth below is transcript of a podcast made available by Bloomberg Business Week on July 6, 2023 relating to the proposed business combination between Athena Technology Acquisition Corp. II, a Delaware corporation (“Athena”), and Air Water Ventures Ltd (“AWC”).

Jess

Jess Menton and Matt Miller here in the Bloomberg Interactive Broker Studio. And we wanted to change gears, Matt, and talk about this issue when it comes to the growing scarcity of water in relation to how it correlates when it comes to climate change and then also global warming, so I want to get straight to our next guest, Jesper Munkholm, Chief Operating Officer of the Air Water Company.

Thank you so much for joining us. To start off, talk to us about your company and what you do.

JM	Yeah, basically, Eshara is actually a company that’s been formed back in 2018 in the Middle East, and basically what we are doing is generating water, drinking water out of the air, so that’s, that’s basically what we’re doing.

Matt	Well how? I mean, that sounds magical. What are you doing to make that happen?

JM	It’s almost magic, I know. But, but, basically, I think most of you, you know dehumidifiers. You also know your automobiles are generating, getting water on the ground when you have left the car in the summer. Basically, what is going on is that we take air in and then we filter the air, actually, and then it goes into a condensation process, which is normally the process you see in dehumidifiers. And then, of course, if you look into dehumidifiers, that just dehumidifies, takes out the water, but what we do is, actually, we are adding a few steps. So with those steps, we add purification, mineralization and then we add some UV lighting and then you can actually drink the water.

Matt	So…

JM	The water is excellent.

Matt	Well, I mean, when I think about it, especially in a place in the Middle East, right, where there isn’t very humid air all the time.

JM	Yeah.

Matt	It sounds like an expensive process. You know, what do you use to fuel that transition, and how much, you know, does a cup of purified drinking water out of the air cost?

JM

Yeah, but actually, since 2018, we have of course made a tremendous effort in actually developing and innovating in the product. So now we are actually basically able to compete directly, you know, head to head with bottled water, which is, you know, huge, you know, 1.2 million bottles of drinking water is sold every minute globally.

And it’s not only in the Middle East. So you have humidities that are fluctuating, but we are also able to actually do the same in the US, so it’s not only in the Middle East, it’s actually in South East Asia, it’s many of the states in the US, it’s on the African continent, and the more we put into the development and innovation of our products, we can go down in humidity level and generate, still, water, even though that we have low temperatures down to 17 degrees, which is around 62 Fahrenheit.

Matt	So do you have, I mean is there a machine that’s the size of a car or a briefcase? Is it a factory? Um, you know, is it diesel powered or solar? I’m so fascinated by this.

JM

Yeah, yeah, it is, me too. I’m totally fascinated by it. The first time you see one, it’s just like, “Oh, where’s the water inlet?” You know, there is no water inlet. “Okay, where does the water come from? Can I drink it?” and all that. So, basically, in our product range, we have machines that can produce thousands of liters per day, which is big and huge and for industrial purpose or maybe even bottling plants that we are now going to install at Hiltons and some of the big hotel resources in the Middle East.

But we are also launching, next year, we are launching the very first one on the kitchen countertop. So imagine, you know, a high air fryer and that high air fryer is actually generating enough water for you and your wife for, you know, per day, out of the air. So, basically, our product range is everything from five liters up to thousands and hundreds of thousands of liters if you want to add it. How we power it, okay, you can plug it in, but you also have options to solar power it. So it’s actually full circle on the water generation, and that gives us a huge advantage that, you know, we have waited quite a long time, you know, to get really, really into the marketing and communication around this. We have focused on the products and actually building up a customer base.

Jess	And Air Water is actually in the process of going public on the New York Stock Exchange via a merger. Talk to us more about that.

JM

Yeah, we are planning, in the beginning of ’24, so next year, so we are doing a lot of preparations now, and of course, you know, transforming and I would say also begin to disrupt, you know, a whole industry, you know. It’s a three-hundred billion industry, the water bottling industry. So it’s a huge industry, and to do that, we also need capital and further investments because we want to be the drivers also in this whole industry that’s upcoming. So you could see atmospheric water as a place of disruption within the water area.

I worked in the water industry at the biggest pump manufacturer in the world. And this whole water industry is really, really classic. And we also need to rethink how we generate water because 97% of the water comes out of the ocean, and it’s, and in many cases, we also, you know, desalinate the water, which is a cumbersome process and very high energy-consumption process. So we need to think about where we also, and even, you know, in the groundwater. So we are draining our reservoirs all over the world, so where do we have water? We also have water in the air, so it’s actually around us. We just need to put more money, more capital and innovation into the products and that’s, you know, our main purpose with the merger with the SPAC.

Matt	So, Jesper, is this then a game-changer in your mind? I mean can you produce water from air at such scale that, you know, we can use it for farming, for example?

JM	It—we basically can do that. The, some of the challenges that we have, you know, as I mentioned before, is, of course, technology. But right now, we could basically set up, you know, with X amount of solar panels to containers and then we can actually begin to produce water. If the climate, humidity and temperature are forces there, then we can actually do that for agriculture also.

Jess	What companies…?

JM	So, it’s basically…

Jess	Oh, continue.

JM	So it’s basically just a matter, you know, of the purpose. We are mainly focusing on the drinking water part, because it has—you know, if you look at, just to give you an example, emerging markets. So in emerging markets, the demand for drinking water will always exceed the speed and pace you can do about building the classical water infrastructure piping. And building pipes and infrastructure for drinking and drinking water is very, very expensive. But if you can bypass that, then you can actually also build infrastructure on a state level much, much cheaper. And that’s the scale we are aiming for because we find this, you know— almost, you know, just like our purpose: we have to do this because this is such a disruptive way of thinking about water.

Jess	Who do you consider to be rivals in your space? To your company?

JM	It is, of course, you know, the bottlers. You know, the bottled water, you know. That’s, of course, rivals. But you could also, you know, you could also see rivals coming up that are, you know, is dispensing water. And it’s also in many countries, it’s also, we see that it’s also filtrations on the sink and so on. So, we have, of course, competitors, so to speak, but we are now, right now, smack in the middle of disruption of the drinking water industry in general.

Jess	And when it comes to these types of emerging technologies, we only have a little bit, about a minute left here, but, I mean, pushing it forward, what do you kind of envision for your company moving forward? Because we talked about, obviously, working to go public on the New York Stock Exchange.

JM	Yeah, of course, you know, you also briefly touched upon it, you know. It’s, for us, it’s scaling. Because if we can scale this, you know, both in the US, not only the Middle East, but US, the African continent, South East Asia, if we can scale this at large, we can actually help quite a lot, not only on the water journey, or the impact journey of water bottles, but also to support people with that technology in areas where scarcity is super, super stressed. The water is super, super stressed. And also, we are looking into collaborations with NGOs and so on. So, the more technology, and the more innovation that we can build, the more we can actually help this problem, which is only going to be bigger.

Jess	Well, thank you so much for joining us. That’s Jesper Munkholm, Chief Operating Office of the Air Water Company talking to us about the growing scarcity of water, which is obviously a big key issue, right, Matt? Especially when we’re thinking about how that relates when we’re talking about climate change as well as global warming. And before we have more coming up, let’s get a check on the latest world and national news with Nancy Lyons in the Bloomberg 99.1 newsroom. Nancy?

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Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the expectation that the proposed transactions between Athena and AWC will occur and that the combined company will be listed on the New York Stock Exchange (the “NYSE”), the estimated or anticipated future results and benefits of the combined company following the proposed transactions, including its ability to successfully execute is business plan, the likelihood and ability of the parties to successfully consummate the proposed transactions and future opportunities for the combined company, statements regarding future product offerings and other statements that are not historical facts.

These statements are based on the current expectations of Athena’s and/or the AWC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Athena and AWC. These statements are subject to a number of risks and uncertainties regarding AWC’s business and the proposed transactions, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions; the inability of the parties to consummate the proposed transactions or the intended financing; the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; the number of redemption requests made by Athena’s stockholders in connection with the proposed transactions; the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed transactions; the risk that the approval of Athena’s stockholders for the potential transaction is not obtained; the anticipated capitalization and enterprise value of the combined company following the consummation of the proposed transactions; the ability of the combined company to issue equity, equity-linked or other securities in the future; expectations related to the terms and timing of the proposed transactions; failure to realize the anticipated benefits of the proposed transactions, including as a result of a delay in consummating the proposed transactions; the risk that the proposed transactions may not be completed by Athena’s business combination deadline and the potential failure to obtain an extension of its business combination deadline, if sought by Athena; the risks related to the rollout of AWC’s business and the timing of expected business milestones; the ability of the combined company to execute its growth strategy, manage growth profitably and retain its key employees; the ability of the combined company to obtain or maintain the listing of its securities on the NYSE following the proposed transactions; costs related to the proposed transactions; and other risks that will be detailed from time to time in filings with the SEC, including those risks discussed under the heading “Risk Factors” in Athena’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 30, 2023 and in subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of risk factors is not exhaustive. There may be additional risks that could also cause actual results to differ from those contained in these forward-looking statements. In addition, forward-looking statements provide Athena’s expectations, plans or forecasts of future events and views as of the date of communication. And while Athena may elect to update these forward-looking statements in the future, Athena specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Athena’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that the results of such forward-looking statements will be achieved.

Additional Information and Where to Find It

In connection with the proposed transactions, Athena, AWC and the combined company are expected to prepare the registration statement of the combined company required to be filed in connection with the proposed transactions (the “Registration Statement”), which will include preliminary and definitive proxy statements to be distributed to Athena’s stockholders in connection with Athena’s solicitation for proxies for the vote by Athena’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to AWC’s shareholders in connection with the completion of the proposed transactions. After the Registration Statement has been filed and declared effective, Athena will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Athena’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Athena’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed transactions, because these documents will contain important information about Athena, AWC, the combined company and the proposed transactions. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Athena will send to its shareholders in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ, WHEN AVAILABLE, THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC free of charge at www.sec.gov. The definitive proxy statement/final prospectus (if and when available) will be mailed to stockholders of Athena as of a record date to be established for voting on the business combination. Stockholders of Athena will also be able to obtain copies of the proxy statement/prospectus without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Athena Technology Acquisition Corp. II, 445 5th Avenue New York, New York 10018.

Participants in the Solicitation

Athena, AWC, the combined company and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed participants in the solicitation of proxies of Athena’s stockholders in connection with the proposed transactions. Investors and security holders may obtain more detailed information regarding Athena’s directors and executive officers in Athena’s filings with the SEC, including Athena’s Annual Report on Form 10-K, and amendments thereto, and Quarterly Reports on Form 10-Q, in each case, as filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Athena’s stockholders in connection with the proposed transactions, including a description of their direct and indirect interests, which may, in some cases, be different than those of Athena’s stockholders generally, will be set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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